Company Profile

Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and supplies a variety of disposable medical products. The Company’s products are marketed primarily to acute care facilities in domestic and certain international markets. In recent years, the Company has expanded its end-user markets to include physician, dental and veterinary offices, out-patient surgery centers and long-term care facilities. Medical Action is a leading manufacturer and supplier of collection systems for the containment of medical waste, minor procedure kits and trays, sterile disposable operating room towels and sterile disposable laparotomy sponges. The Company’s products are marketed by its direct sales personnel, extensive network of distributors and manufacturers’ representatives. Medical Action has entered into preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with group purchasing alliances. The Company also manufactures its products under private label programs to other distributors and medical suppliers. Medical Action’s manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina and Clarksburg, West Virginia facilities. The Company’s procurement of certain products and raw materials from the People’s Republic of China is administered by its office in Shanghai, China.

CAUTIOUS YET...	AGGRESSIVE
THOROUGH YET...	OPPORTUNISTIC
CALCULATING YET...	SPONTANEOUS
FLEXIBLE YET...	FOCUSED

A STRATEGY FOR FISCAL STABILITY	AND GROWTH

ANNUAL REPORT	2005

Another record year in the black.

CAUTIOUS

THOROUGH

CALCULATING

FLEXIBLE

A STRATEGY FOR FISCAL STABILITY

ANNUAL REPORT

There are two sides to every business strategy.

The Year at a Glance

Selected Financial Data

Year ended March 31,	2005	2004	2003	2002	2001	2000	1999
EARNINGS DATA
Net sales	$141,423,059	$127,601,339	$104,821,844	$82,836,049	$75,441,354	$70,951,533	$57,500,109
Income before income taxes	16,908,140	15,024,003	13,163,742	10,135,419	7,369,627	5,284,900	3,167,424
Net income	10,682,092	9,433,872	8,200,702	6,270,645	4,407,845	3,238,062	1,915,437
Net income per common share:
Basic	1.04	.95	.86	.68	.48	.36	.23
Diluted	1.02	.92	.81	.62	.46	.35	.21

BALANCE SHEET DATA
Total assets	$85,880,446	$85,296,812	$84,743,776	$49,647,167	$39,804,201	$39,154,448	$40,152,793
Working capital (1)	22,685,763	17,433,291	16,409,442	15,402,142	16,687,809	16,785,870	14,194,637
Long-term debt including capital leases (less current portion)	2,800,000	11,720,000	27,355,000	8,380,000	7,626,872	11,329,668	13,210,729
Shareholders’ equity (2)	69,071,092	56,806,993	43,034,449	33,758,608	25,921,517	21,751,373	17,896,379

To our Stockholders, Customers, Healthcare Partners and Employees

As the past 28 years have demonstrated, there are few, if any, challenges that the Medical Action team cannot meet or master. With the healthcare system changing so rapidly, financial stability, adaptability and the ability to react instantaneously, has become fundamental to our success. Our results in fiscal 2005 reaffirmed the consistency that has become a Medical Action pattern. Financial performance excelled, climbing to record levels by every important measure. Notably, these results were in spite of several adversities during the past year, which in many respects makes this the most satisfying year in our history. After reading this Annual Report, you will undoubtedly understand how focused we were this past year in preparing our Company for the future. We have never stood on a stronger foundation or with a greater expectation to succeed.

In fiscal 2005, words heard most loudly by public companies, was “Sarbanes-Oxley,” and in particular, Section 404, which required an extensive review of Medical Action’s internal control structure and procedures for financial reporting. We are extremely proud of the efforts of our finance team as reflected by the report of our independent auditors attesting to management’s assessment of its internal controls which is included with our financial statements. It was an extremely arduous task which once again demonstrated our discipline and focus. While we believe the benefits of these enactments are substantial, they do not come, however, without significant cost.

In addition, we were challenged with the price of oil escalating to historical new heights, causing the cost of resin, the principal raw material in the manufacture of our plastic products, to rise to unprecedented levels, resulting in pressure on gross margins like never before. Not to mention the impact of higher fuel prices on our freight expense, a key component of our cost of goods sold. However, the combined effect of these factors has only made us more resilient. The strength of our Company is characterized by how we react to these adversities and continue, notwithstanding these obstacles, to achieve record results.

Fiscal 2005 will be favorably remembered as a year of change at Medical Action. But while many things change, others endure. During the past year a number of difficult decisions were made in order to plan for our future growth. We made changes to our senior management team and Board of Directors. We changed the way we see management and information technology and the way we present ourselves to the healthcare industry. Some things, appropriately, remain unchanged:

•	our commitment to innovation and to lead;

•	our commitment to stockholders, employees, customers, and healthcare partners; to building business by doing more with the talents we possess; to grow organically at a faster pace; to retain a fair profit; and to safeguard our assets;

•	our commitment to market products that improve patient outcomes; and

•	our commitment to quality in everything we do, each day.

Almost 400 Medical Action employees share these unchanging commitments. Each of our employees are listed on the inside cover of this annual report, to whom we are eternally grateful. Without the extraordinary efforts of our employees, neither our accomplishments of the past year, nor the promise of what is yet to come, would exist. Their understanding of our priorities, passion and purpose reflect the true measure of their value.

This past year our goal was to clearly transform Medical Action into a company ready to achieve the next level. Today, our financial and strategic accomplishments speak clearly of a company that has been successfully transformed. This transformation encompassed more than our business; equally important was how to execute against our plans, deliver on our pledge of transparency, and were guided by strong principles and strong leaders.

We remain steadfast in the belief that our commitments and deployment of financial and human resources will be the foundation for our business in the future. Our stated objective has been to have the best overall team players in every game winning position. We made a number of changes in fiscal 2005 to support this commitment to excellence. None more significant than the addition of

There has never been a year in our 28-year history as successful as fiscal 2005. Our financial results speak for themselves. Our balance sheet is strong. Our market opportunities are expanding. Each of our product lines is vital and profitable. And, our options for acquisition growth have never been more inviting.

Manuel B. Losada, who joined Medical Action in August 2004 as Vice President of Sales and Marketing. Manny, who is responsible for all of our sales and marketing efforts, is intent on crafting the plan to make our sales professionals the best trained, most knowledgeable and most admired in the healthcare industry. He comes to Medical Action with an impressive background of over 18 years of experience in the healthcare industry, both in leading sales organizations of major medical device manufacturers and distribution companies.

In order to secure the best team, we needed to gain access to the best team players to ensure our success. In October 2004, we filled a newly created position of Director of Corporate Human Resources with Laurie Darnaby. Laurie brings more than 10 years of senior human resources experience to Medical Action and will be invaluable in formulating, implementing and executing our employment strategy and cultural development.

With the intent to spend more time and resources in fiscal 2006 in training our employees, we also created the position of Director of Sales Training and Development, which was filled in March 2005. Our goal is to help develop a winning sales culture, professional selling skills and the necessary tools that each of our sales representatives from California to Maine can benefit from. The thirst for knowledge, coupled with a complexity of a changing healthcare environment, are the driving forces behind this investment.

Strategically, in an industry that is consolidating, our goal is to make ourselves indispensable to our customers. We are not trying to be all things to all people; we are focused and committed to being the standard everyone else must compare to when it comes to the markets in which we compete. We are also willing to partner with other healthcare organizations to bring value to our mutual customers through the medium of electronic commerce and connectivity, which enables us to create reliable and usable information. We have spent a significant amount of time this past year in developing a strategic model to be utilized in the selection of a new software platform, known as “Enterprise Resource Planning” (“ERP”). These efforts are being spearheaded by our Vice President of Information Systems, Carmine Morello. Carmine, since joining Medical Action in January 2004, has conducted an extensive review of all of our technology needs and system requirements. With Carmine’s guidance, our management team has

In fiscal 2005, “The Sarbanes-Oxley Act of 2002” imposed a strict regimen on public companies in terms of assessing internal controls and procedures over financial reporting. We applaud our financial team for completing this arduous task with discipline and focus.

Our commitment to excellence begins at the top. In fiscal 2005, we underscored that mission by introducing a new board member, and welcoming several highly respected members to our management team.

selected SAP as our software vendor, and expect to complete its implementation by the third quarter of fiscal 2006. Upon implementation, our ability to grow through information technology, integrate larger acquisitions, or simply understand our business better, will all be enhanced.

Setting and properly executing a strategic plan requires the guidance of an experienced Board of Directors. That experience was enriched in August 2004 when William W. Burke, Executive Vice President and Chief Financial Officer of Encore Medical Corporation, joined the Board. Bill benefits Medical Action and its stockholders by bringing to the Board his substantial expertise in finance and healthcare investment banking, including mergers and acquisitions.

This past year once again was extremely satisfying given the changing economic conditions and ever more competitive markets. Nowhere is this more apparent than in our top line growth. In the past, a significant portion of our increase in sales has been generated by the execution of our acquisition strategy. It is extremely gratifying to note that this past year net sales increased 11%, all of which was organic. Our net sales in fiscal 2005 exceeded $140 million for the first time in our corporate history, while net income for the first time exceeded $10 million, and net income per diluted share exceeded $1.00 for the first time.

Beyond the significance of these year-to-year gains, fiscal 2005 represents the 10th consecutive year of record net sales and the 8th consecutive year of record net income for the Company. We continue to manage our business for growth and profitability and we remain focused on what we do best – provide our customers with the highest quality of medical devices at the lowest delivered cost – and the focus has paid off with outstanding results.

Growth has been a major focus at Medical Action since the mid-1990s, when we embarked on an aggressive acquisition program. In fact, revenues have grown by approximately 146% during the seven-year period from fiscal 1999 to fiscal 2005. More significantly, however, is our even stronger growth in our bottom line earnings during the same period, which have grown by approximately 458%. Our intent from the beginning has been to build a diversified global medical device company. However, we remain true to our roots, that we will never sacrifice bottom line results in order to achieve our strategic top line objectives.

In order to be a major competitor in our industry, we must also consider how market conditions in healthcare have changed. Americans continue to enjoy the finest healthcare service in the world. New devices and techniques improve and prolong life; but not without substantial cost. In an effort to restrain the dollar impact, new programs have evolved within our markets or have been driven by federal or state legislation. Group purchasing organizations, integrated healthcare networks, health maintenance organizations, preferred provider organizations and local or regional hospital alliances are just some of the methods providers are trying in order to leverage purchasing and operating costs.

Consolidation, both vertical and horizontal, continued to take place with our competitors, supply chain partners and our customers. The impact on the manufacturing side has also been dramatic. Price increases

In fiscal 2005, we achieved our goal of strengthening our balance sheet by repaying the remaining indebtedness under our credit facility, leaving only the balance of our Industrial Revenue Bonds.

We expect to complete the implementation of our new software platform during fiscal 2006. Our new system will enable us to streamline data, integrate larger acquisitions, and simply understand our business better.

This past year our efforts were channeled toward transforming MAI into a company clearly ready to achieve the next level. The financial and strategic accomplishments of fiscal 2005 have placed us in a very favorable position.

are extremely difficult to obtain, and on some occasions we are asked to absorb increases in prices for raw materials. Many of our cost reduction programs have in the past allowed us to improve our gross profit margins, but will most likely in the near term help protect margins. We have also worked diligently to increase our margins by leveraging our selling, general and administrative expenses.

Our strategy for sustaining long-term profitable growth and create stockholder value is threefold; first, generate organic growth from internal product development and efficiencies; second, expand our global network and product offerings by acquisition, when they fit appropriately with our strategy and our culture; and third, to be the low cost producer in all product segments in which we compete. Our organic growth stems from several offerings, developing new products, establishing long-term relationships throughout the healthcare supply chain, leveraging our 20 years of manufacturing experience in the People’s Republic of China, capitalizing on our niche specialties and managing our business more efficiently through cost reduction initiatives.

We continue to make efficiency gains by being leaner, more efficient and having greater focus. Our goal is to have each of our products be a leader in its market, to diversify our products and markets and to leverage our resources of expertise, technology and strategic partnerships.

There has been no year in our 28-year history as successful as fiscal 2005. Our financial results speak for themselves. Net sales increased 11% to a record $141,423,000, compared with $127,601,000 in fiscal 2004. Net income for the year rose 13% to a record $10,682,000, compared with $9,434,000 one year ago. Earnings per basic share increased to a record $1.04 from $.95 and earnings per diluted share increased to a record $1.02 from $.92.

During fiscal 2005, we also achieved our goal of strengthening our balance sheet as we paid off all of our remaining bank debt, leaving only the balance of our Industrial Revenue Bonds of approximately $3.16 million outstanding at year end. Stockholders’ equity increased to more than $69,000,000 or $6.71 per outstanding share. Our solid financial performance demonstrates the strength, stability and growth potential of our businesses.

Medical Action’s financial philosophy is based on a simple commitment to increasing stockholder value. As a market leader and low cost provider, Medical Action seeks to build upon its core business by continuing to provide unsurpassed service to customers while producing favorable returns to stockholders.

Our balance sheet continues to be an important strategic asset as we move into the future. Among other things, our financial strength gives us the ability to pursue attractive acquisition opportunities. Though we will continue to be prudent in evaluating possible acquisitions, we will also continue to be on the lookout for those that make sense for the Company and its stockholders. The right kinds of acquisitions are those that sharpen our competitive edge, enhance our core competencies, broaden our ability to offer superior products, are immediately accretive to earnings – and do all these things relatively quickly, not at some vaguely defined future time.

We cannot think of a better, more exciting time to be part of Medical Action. To maintain our competitive edge, we continue to hire the brightest and the best. We are extremely proud of our employees, who are the embodiment of the spirit that defines Medical Action and who produced our fiscal 2005 results. It is because of them that we are successful. Never before have we had so many markets open to us. Never before have we had so much opportunity within existing product lines. Never before have we been so financially sound that we could consider significant acquisitions.

We would like to thank all of our employees for a superb performance over the past year. We also greatly appreciate the continued support and confidence shown by our stockholders, customers and healthcare partners. While the healthcare landscape will no doubt continue to evolve rapidly, we intend to work hard and stay ahead of the curve and continue to win.

Paul D. Meringolo

Chairman of the Board,

Chief Executive Officer and

President

Our diversified product lines continue to grow, which include, containment systems for medical waste, minor procedure kits and trays, operating room disposables, sterilization products, dressings and surgical sponges.

Management’s Discussion and Analysis of Financial Condition

The following management’s discussion and analysis describes material changes in the results of operations of Medical Action Industries Inc. (“Medical Action” or the “Company”) during each of the three years ended March 31, 2005 and the Company’s financial condition at that date. Trends of a material nature are discussed to the extent known and considered relevant.

Certain statements in this discussion constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Statements indicating the Company “plans,” “expects,” “estimates,” “believes” and similar terms are forward-looking statements that involve known and unknown risks, including the Company’s future economic performance and financial results. Forward-looking statements are not guarantees of future performance and the Company’s actual results may differ significantly from the results discussed in the forward-looking statements.

Important factors and risks that could cause actual results to differ materially from those referred to in the forward-looking statements include, but are not limited to, the effect of economic and business conditions, the impact of healthcare reform, opportunities for acquisitions, the Company’s ability to effectively integrate acquired companies, the ability of the Company to maintain its gross profit margins, the ability to obtain additional financing to expand the Company’s business, the ability to successfully compete with the Company’s competitors that have greater financial resources, the availability and possible increases in raw material prices, the impact of current or pending legislation and regulation, as well as the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, which include its Annual Report on Form 10-K (see subsection entitled “Factors That May Affect Future Results and Financial Condition”) and Quarterly Reports on Form 10-Q.

The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could affect actual results, performance and/or achievements, expressed or implied, by the forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company undertakes no obligation to update periodically any forward-looking statement, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS – OVERVIEW

The following table sets forth certain operational data for the periods indicated:

	2005	2004	2003
Net Sales	$141,423,000	$127,601,000	$104,822,000
Gross Profit	$36,710,000	$34,010,000	$31,383,000
Selling, General and Administrative Expenses	$19,524,000	$18,109,000	$17,465,000
Income Before Taxes	$16,908,000	$15,024,000	$13,164,000
Net Income	$10,682,000	$9,434,000	$8,201,000

The following table sets forth certain operational data as a percentage of net sales for the periods indicated:

	2005	2004	2003
Net Sales	100.0%	100.0%	100.0%
Gross Profit	26.0%	26.7%	29.9%
Selling, General and Administrative Expenses	13.8%	14.2%	16.7%
Income Before Taxes	12.0%	11.8%	12.6%
Net Income	7.6%	7.4%	7.8%

The Company experienced its most successful year ever in terms of revenue and profitability. The Company’s revenue increased by 11% to $141,423,000 and its net income increased by 13% to $10,682,000 for the year ended March 31, 2005 over the year ended March 31, 2004. This marks the tenth consecutive year of record sales and the eighth consecutive year of record net income.

Gross margin dollars increased primarily due to increased sales volume resulting from greater domestic market penetration primarily of its minor procedure kits and trays and its containment systems for medical waste product lines. Gross margin as a percentage of sales decreased primarily due to lower average selling prices, increased raw material costs and a change in sales mix.

Selling, general and administrative expenses increased primarily due to increased salaries, insurance costs, amortization of bank fees and increased professional fees. Selling, general and administrative expenses as a percentage of sales decreased due to increased operational efficiencies throughout the organization.

The Company’s financial condition was strengthened during fiscal 2005 as a result of net cash provided by operating activities of $13,532,000, which included $282,000 of tax benefit from exercise of warrants and stock options. This was partially offset by net cash of $572,000 used in investing activities. Investing activities included $1,028,000 of purchases of property and equipment and the repayment by officers of loans in the amount of $428,000. The Company also received $964,000 in net proceeds from the exercise of stock options and warrants. These were the major factors in the Company’s net paydown of long-term debt of $13,920,000 during the year ended March 31, 2005 and corresponding reduction in the Company’s debt to equity ratio to .05 at March 31, 2005 from .30 at March 31, 2004.

The Company anticipates continued volatility in certain raw material costs and continued market pricing pressures during fiscal 2006. Future operating results are dependent on the Company’s ability to manage these factors.

FISCAL 2005 COMPARED TO FISCAL 2004

The following table sets forth the major sales variance components for the year ended March 31, 2005 versus March 31, 2004:

2004 Net Sales	$127,601,000
New Products	1,225,000
Volume of Existing Products	14,732,000
Price/Mix	(2,135,000)

2005 Net Sales	$141,423,000

Net sales for the fiscal year ended March 31, 2005 increased 11% to $141,423,000 from $127,601,000 for the fiscal year ended March 31, 2004. The increase in net sales was primarily attributable to a $6,490,000 or 20% increase in net sales of minor procedure kits and trays; a $2,110,000 or 10% increase in net sales of operating room towels; a $1,833,000 or 5% increase in net sales of containment systems for medical waste; a $1,086,000 or 146% increase in patient slippers and a $1,017,000 or 36% increase in net sales of patient aids. These increases more than offset the $113,000 or 1% decrease in net sales of laparotomy sponges. The increase in net sales was primarily attributed to approximately $1,225,000 due to net sales of new products, an increase of $14,732,000 due to increased sales volume of existing products which was partially offset by a decrease of $2,135,000 due to lower average selling prices on existing products. Management believes that the increase in net sales of the minor procedure

Management’s Discussion and Analysis of Financial Condition (cont.)

kits and trays product line, operating room towels, containment systems for medical waste, patient slippers and patient aids was primarily due to greater domestic market penetration. Unit sales of laparotomy sponges increased 2% and average selling prices decreased 3%. Unit sales of operating room towels increased 18% and average selling prices decreased 7%. Management believes that the decrease in average selling prices of laparotomy sponges and operating room towels was primarily due to increased competition in the domestic market, which it believes will continue in fiscal 2006. The Company’s international sales for the fiscal year ended March 31, 2005 were $4,844,000 or 3% of total net sales as compared to $3,464,000 or 3% of total net sales for the fiscal year ended March 31, 2004.

The Company has entered into agreements with nearly every major group purchasing organization. These agreements, which expire at various times over the next several years, can be terminated typically on ninety (90) day advance notice and do not contain minimum purchase requirements. The Company, to date, has been able to achieve significant compliance to their respective member hospitals. The termination or non-renewal of any of these agreements may result in the significant loss of business or lower average selling prices. In some cases, as these agreements are renewed, the average selling prices could be materially lower.

During fiscal 2005, the Company participated in several reverse auctions in order to achieve renewal of certain major group purchasing agreements. This process has resulted in the renewal of an existing agreement at lower average selling prices, which may also result in the attainment of additional business. The Company anticipates continued participation in reverse auctions or similar processes as deemed necessary during fiscal 2006.

Containment systems for medical waste is the Company’s largest product line. The primary raw material utilized in the manufacture of this product line is plastic resin. During fiscal 2005, world events continued to cause the cost of plastic resin to be extremely volatile. The most significant impact of the increase in the cost of plastic resin occurred at our West Virginia facility in the manufacture of plastic bags. The increase was approximately 26% or $1,400,000 when compared to the prior year. The Company anticipates this volatility to continue in fiscal 2006. In the past, the Company has been able, from time to time, to increase selling prices for certain of these products to recover a portion of the increased cost. However, the Company is unable to give any assurance that it will be able to pass along future cost increases to its customers, if necessary.

The following table sets forth sales and cost of sales data for the periods indicated:

	2005	2004	2003
Net Sales	$141,423,000	$127,601,000	$104,822,000
Cost of Sales	104,713,000	93,591,000	73,439,000
Gross Profit	$36,710,000	$34,010,000	$31,383,000
Gross Profit Percentage	26.0%	26.7%	29.9%
Selling, General and Administrative Expenses	$19,524,000	$18,109,000	$17,465,000
As a Percentage of Net Sales	13.8%	14.2%	16.7%

Gross profit increased $2,700,000 or 8% to $36,710,000 for the fiscal year ended March 31, 2005, as compared to $34,010,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 2005 decreased to 26.0% as compared to 26.7% for the prior fiscal year. The increase in gross profit dollars for the fiscal year ended March 31, 2005 was due to increased sales volume. The decrease in gross profit percentage was due primarily to lower average selling prices, increased purchase costs on certain raw materials and increased shipping costs, primarily due to higher shipping rates and fuel surcharges.

Selling, general and administrative expenses increased 8% or $1,415,000 to $19,524,000 for the fiscal year ended March 31, 2005 from $18,109,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased to 13.8% as compared to 14.2% for the prior fiscal year. Selling, general and administrative expenses increased primarily due to increased insurance expense associated with the Company’s growth, increased amortization of bank fees associated with accelerated principal payments and increased outside professional fees associated with Sarbanes-Oxley Section 404 compliance.

Interest expense decreased 69% to $290,000 or .2% of net sales from $948,000 or .7% of net sales for the fiscal years ended March 31, 2005 and March 31, 2004, respectively. The decrease in interest expense was attributable to a decrease in the average principal loan balances outstanding, during the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004. The decrease in the average principal loan balances outstanding during the year was primarily attributable to net cash provided by operating activities.

Income tax expense increased to $6,226,000 or 36.8% of income before income taxes compared to $5,590,000 or 37.2% of income before income taxes for the years ended March 31, 2005 and 2004, respectively. The primary reasons for the decrease in the tax rate was due to increased deductions for charitable inventory, an increase in the extraterritorial income exclusion and a decrease in state income taxes. This was partially offset by an increase in the statutory rate as a result of the Company’s increased taxable income placing it into a higher tax bracket.

Net income for the fiscal year ended March 31, 2005 was $10,682,000 or $1.04 per basic share and $1.02 per diluted share as compared to $9,434,000 or $.95 per basic share and $.92 per diluted share for the fiscal year ended March 31, 2004. The increase in net income was attributable to the increase in net sales, gross profits and the decrease in interest expense which was partially offset by an increase in selling, general and administrative expenses.

RESULTS OF OPERATIONS –

FISCAL 2004 COMPARED TO FISCAL 2003

The following table sets forth the major sales variance components for the year ended March 31, 2004 versus March 31, 2003:

2003 Net Sales	$104,822,000
New Products	2,648,000
2003 Acquisitions (full year vs. partial year)	14,740,000
Volume of Existing Products	10,744,000
Price/Mix	(5,353,000)

2004 Net Sales	$127,601,000

Net sales for the fiscal year ended March 31, 2004 increased 22% to $127,601,000 from $104,822,000 for the fiscal year ended March 31, 2003. The increase in net sales was primarily attributable to a $15,308,000 or 70% increase in net sales of collection systems for the containment of medical waste; a $7,028,000 or 28% increase in minor procedure kits and trays; a $1,115,000 increase or 5% in net sales of operating room towels and an $836,000 or 41% increase in net sales of patient aids. These increases more than offset the $1,716,000 or 11% decrease in net sales of laparotomy sponges. The increase in net sales was primarily attributed to approximately $14,740,000 due to net sales of products from the Company’s acquisitions,

Management’s Discussion and Analysis of Financial Condition (cont.)

$2,648,000 due to net sales of new products, an increase of $10,744,000 due to increased sales volume of existing products which was offset by a decrease of $5,353,000 due to lower average selling prices on existing products. Management believes that the increase in net sales of the collection systems for the containment of medical waste product line was primarily due to net sales of approximately $1,755,000 of those products acquired from MD Industries on June 21, 2002, net sales of $12,985,000 of those products acquired from the BioSafety Division of Maxxim Medical, Inc. on October 25, 2002 and greater domestic market penetration. The increase in net sales of minor procedure kits and trays, operating room towels and patient aids was primarily due to greater market penetration. Unit sales of laparotomy sponges decreased by 6% and average selling prices decreased 5%. Unit sales of operating room towels increased 22% and average selling prices decreased 13%. Management believes that the decrease in unit sales and average selling prices of laparotomy sponges was primarily due to increased competition in the domestic market, which it believes will continue in fiscal 2005. The Company’s international sales for the fiscal year ended March 31, 2004 were $3,464,000 or 3% of total net sales as compared to $3,130,000 or 3% of total net sales for the fiscal year ended March 31, 2003.

The Company has entered into agreements with nearly every major group purchasing organization. These agreements, which expire at various times over the next several years, can be terminated typically on ninety (90) day advance notice and do not contain minimum purchase requirements. The Company, to date, has been able to achieve significant compliance to their respective member hospitals. The termination or non-renewal of any of these agreements may result in the significant loss of business or lower average selling prices. In some cases, as these agreements are renewed, the average selling prices could be materially lower.

During fiscal 2004, the Company participated in several reverse auctions in order to achieve renewal of certain major group purchasing agreements. This process has resulted in the renewal of an existing agreement at lower average selling prices. The process has also resulted in the attainment of additional business. The Company anticipates continued participation in reverse auctions or similar processes as deemed necessary during fiscal 2005.

As a result of its recent acquisitions, collection systems for the containment of medical waste is the Company’s largest product line. The primary raw material utilized in the manufacture of this product line is plastic resin. During fiscal 2004, world events caused the cost of plastic resin to be extremely volatile. The Company anticipates this volatility to continue in fiscal 2005. The Company has instituted a price increase and believes that it will be able to pass along the increase to its customers.

The following table sets forth sales, cost of sales and selling, general and administrative expense data for the periods indicated:

	2004	2003	2002
Net Sales	$127,601,000	$104,822,000	$82,836,000
Cost of Sales	93,591,000	73,439,000	57,301,000
Gross Profit	$34,010,000	$31,383,000	$25,535,000
Gross Profit Percentage	26.7%	29.9%	30.8%
Selling, General and Administrative Expenses	$18,109,000	$17,465,000	$15,208,000
As a Percentage of Net Sales	14.2%	16.7%	18.4%

Gross profit increased $2,627,000 or 8% to $34,010,000 for the fiscal year ended March 31, 2004, as compared to $31,383,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 2004 decreased to 27% as compared to 30% for the prior fiscal year. The increase in gross profit dollars for the fiscal year ended March 31, 2004 was due to increased sales volume and increased manufacturing efficiencies at the Company’s manufacturing facility in North Carolina. The decrease in gross margin percentage was due primarily to a change in sales mix, lower average selling prices and increased raw material costs.

Selling, general and administrative expenses increased 4% or $644,000 to $18,109,000 for the fiscal year ended March 31, 2004 from $17,465,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased to 14% as compared to 17% for the prior fiscal year.

Selling, general and administrative expenses increased by $644,000 primarily due to increases in banking and professional fees, amortization of intangibles and increased salaries, required as a result of the Company’s significant growth. Selling, general and administrative expenses as a percentage of sales decreased primarily due to increased efficiencies. The increased efficiencies resulted from the successful integration of the Company’s acquisitions made in fiscal 2003 with minimal increases in expenses.

Interest expense increased 15% to $948,000 or .7% of net sales from $826,000 or .8% of net sales for the fiscal years ended March 31, 2004 and March 31, 2003, respectively. The increase in interest expense was attributable to an increase in the average principal loan balances outstanding, which was partially offset by lower interest rates during the fiscal year ended March 31, 2004 as compared to the fiscal year ended March 31, 2003. The increase in the average principal loan balances outstanding during the year was primarily attributable to net cash used for acquisitions during fiscal 2003.

Net income for the fiscal year ended March 31, 2004 was $9,434,000 or $.95 per basic share and $.92 per diluted share as compared to $8,201,000 or $.86 per basic share and $.81 per diluted share for the fiscal year ended March 31, 2003. The increase in net income was attributable to the increase in net sales and gross profits, which were partially offset by an increase in selling, general and administrative expenses and an increase in interest expense.

CRITICAL ACCOUNTING POLICIES

The Company’s significant accounting policies are summarized in Note 1 of its financial statements. While all these significant accounting policies impact its financial condition and results of operations, the Company views certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on the Company’s financial statements and require management to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates.

The Company believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on the Company’s consolidated results of operations, financial position or liquidity for the periods presented in this report.

Management’s Discussion and Analysis of Financial Condition (cont.)

The accounting policies identified as critical are as follows:

Revenue Recognition – The Company recognizes revenues in accordance with generally accepted accounting principles as outlined in SAB No. 104 which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) product delivery, including customer acceptance, has occurred or services have been rendered; (3) the price is fixed or determinable and (4) collectability is reasonably assured. The Company believes that its revenue recognition policy is critical because revenue is a very significant component of its results of operations. Decisions relative to criteria (4) regarding collectability are based upon management judgments and should conditions change in the future and cause management to determine this criteria is not met, the Company’s recognized results may be affected.

A large part of the Company’s sales are to distributors who resell the products to the end-user customers. We provide rebates to distributors that sell to end-user customers at prices determined under a contract between the Company and the end-user customer or distributor. The Company deducts all rebates from sales and has a provision for allowances based on historical information for all rebates that have not yet been processed.

Income Taxes – In preparing the Company’s financial statements, income tax expense is calculated for jurisdictions in which the Company has nexus. This process involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes which are recorded as deferred tax assets and liabilities. Deferred tax assets are periodically evaluated to determine their recoverability, and where their recovery is not likely, a valuation allowance is established and a corresponding additional tax expense is recorded in the Company’s statement of operations. In the event that actual results differ from the Company’s estimates given changes in assumptions, the provision for income taxes could be materially impacted. As of March 31, 2005, no valuation allowance existed on the Company’s books. The total net deferred tax liability as of March 31, 2005 was $3,801,000.

Inventories – The Company values its inventory at the lower of the actual cost to purchase and/or manufacture or the current estimated market value of the inventory. On an ongoing basis, inventory quantities on hand are viewed and an analysis of the provision for excess and obsolete inventory is performed based primarily on the Company’s estimated sales forecast of product demand, which is based on sales history and anticipated future demand. A significant increase in the demand for the Company’s products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, the Company’s estimates of future product demand may prove to be inaccurate in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. Accordingly, future adjustments to the provision may be required. Although every effort is made to ensure the accuracy of the Company’s forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of the Company’s inventory and reported operating results. Historically, the Company has not experienced any significant inventory write-downs due to excess and obsolete inventory.

Goodwill and Other Intangibles – Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets and liabilities purchased, with the excess value, if any, being classified as goodwill. In addition, as described in Note 4 of the Company’s financial statements, as a result of the Company’s acquisitions, values were assigned to intangible assets for trademarks, customer relationships, non-compete agreements and supply agreements. Finite useful lives were assigned to these intangibles, if appropriate, and they will be amortized over their remaining life. As with any intangible asset, future write-downs may be required if the value of these assets becomes impaired.

Our goodwill is tested for impairment at the reporting unit level on an annual basis. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Property, Plant and Equipment – Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the asset will generate revenue. Any change in conditions that would cause management to change its estimate as to the useful lives of a group or class of assets may significantly impact the Company’s depreciation expense on a prospective basis.

Allowance for Doubtful Accounts – The Company performs ongoing credit evaluation of its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by a review of their current credit information. The Company continuously monitors collections and payments from customers and a provision for estimated credit losses is maintained based upon its historical experience and on specific customer collection issues that have been identified. While such credit losses have historically been within the Company’s expectations and the provisions established, the Company cannot guarantee that the same credit loss rates will be experienced in the future. Concentration risk exists relative to the Company’s accounts receivable, as 61% of the Company’s total accounts receivable balance for fiscal 2005 is concentrated in three distributors. While the accounts receivable related to these distributors may be significant, the Company does not believe the credit loss risk to be significant given the consistent payment history of these distributors.

Management’s Discussion and Analysis of Financial Condition (cont.)

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). SFAS 151 amends the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Inventory Pricing” to clarify the accounting for amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that these types of items be recognized as current period charges as they occur. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-Based Compensation” (“SFAS 123(R)”). SFAS 123(R) establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim reporting period for the fiscal year ended March 31, 2007. The Company is currently evaluating the financial statement impact of the adoption of SFAS 123(R).

In December 2004, the FASB issued FASB Staff Position No. 109-1 (“FSP 109-1”), “Application of SFAS No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” It is effective immediately. FSP 109-1 states that the tax deduction of qualified domestic production activities, which is provided by the American Jobs Creation Act of 2004, will be treated as a special deduction as described in SFAS No. 109. Consequently, the impact of the deduction, which is effective January 1, 2005, will be reported in the period in which the deduction is claimed on the Company’s income tax returns. The Company does not expect FSP 109-1 to have a material effect on its financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth certain liquidity and capital resources data for the periods indicated:

	2005	2004
Accounts Receivable, net	$11,486,000	$10,669,000
Days Sales Outstanding	28.2	30.1
Inventories, net	$19,095,000	$18,616,000
Inventory Turnover	5.7	5.1
Current Assets	$32,600,000	$31,066,000
Working Capital	$22,686,000	$17,434,000
Current Ratio	3.3	2.3
Total Borrowings	$3,160,000	$17,080,000
Shareholders’ Equity	$69,071,000	$56,807,000
Debt to Equity Ratio	0.05	0.30

Current assets have increased $1,534,000 to $32,600,000 at March 31, 2005 from $31,066,000 at March 31, 2004. The increase was primarily attributable to an $888,000 increase in accounts receivable. The increase in accounts receivable was due primarily to an increase in net sales during the fourth quarter as compared to the prior year. The Company had working capital of $22,686,000 with a current ratio of 3.3 at March 31, 2005 as compared to working capital of $17,434,000 with a current ratio of 2.3 at March 31, 2004. Total borrowings outstanding were $3,160,000 with a debt to equity ratio of .05 at March 31, 2005 as compared to $17,080,000 with a debt to equity ratio of .30 at March 31, 2004. The decrease in total borrowings outstanding at year-end was primarily attributable to net cash provided by operating activities, proceeds from the exercise of employee stock options, and proceeds from the repayment of loans to officers.

On October 21, 2002, the Company signed a Loan Agreement and Revolving Credit Note (the “Agreement”) with a lending group. The Agreement, which expires on October 21, 2005, contains a borrowing limit of $40,000,000. The Agreement bears interest at either the alternate base rate or at the LIBOR rate plus applicable margins. Long-term funds available under this Agreement amounted to $15,000,000 at March 31, 2005, as defined in the borrowing base formula. The Credit Agreement provides for borrowing of $40,000,000 and is divided into two types of borrowing facilities, (i) a term loan with a principal amount of $25,000,000 which is payable in twenty consecutive equal quarterly installments which commenced on December 31, 2002. The Company has accelerated payment on the term loan since its inception. As a result of the accelerated payments the term loan has been paid in its entirety as of March 31, 2005. The term note bore interest from inception on the unpaid principal at the applicable interest rate. (ii) Revolving credit loans, which amounts may be borrowed, repaid and reborrowed up to $15,000,000. The revolving credit agreement expires on October 21, 2005. The revolving credit loans shall bear interest from inception on the unpaid principal at the applicable interest rate. The loan amount is collateralized by all of the assets of the Company and contains restrictive covenants, which limits certain transactions, requires maintenance of financial ratios and prohibits the payment of dividends. At March 31, 2005, the Company was in compliance with all such covenants and financial ratios.

The Company has financed its operations primarily through cash flow from operations and borrowings from its existing credit facilities. At March 31, 2005, the Company had a cash balance of $549,000 as compared to $545,000 at March 31, 2004. The Company’s operating activities provided cash of $13,532,000 and $13,028,000 for the years ended March 31, 2005 and 2004, respectively. Net cash provided during the year ended March 31, 2005 consisted primarily of net income from operations of $10,682,000, depreciation and amortization of $2,288,000, tax benefit from exercise of warrants and options of $282,000 and an increase in net deferred income taxes payable of $972,000 partially offset by increases in accounts receivable of $888,000, inventories of $478,000 and other assets of $532,000.

Investing activities used net cash of $572,000 and provided net cash of $595,000 during the years ended March 31, 2005 and 2004, respectively. The principal activity during the year ended March 31, 2005 was $1,028,000

Management’s Discussion and Analysis of Financial Condition (cont.)

of cash used to purchase property and equipment, which was partially offset by repayments of loans to officers in the amount of $428,000.

Financing activities used cash of $12,956,000 and $13,970,000 during the years ended March 31, 2005 and 2004, respectively. Financing activities during the year ended March 31, 2005 consisted of net principal payments under the Company’s existing credit facilities of $13,920,000 and net cash proceeds from the exercise of employee stock options of $964,000.

As of March 31, 2005, the Company has entered into a material commitment to purchase and implement an enterprise resource planning system. As of March 31, 2005 the Company has incurred $327,000 in cost related to this project. It is anticipated that the total cost of the project will be approximately $2,200,000 and will be completed sometime during the third quarter of fiscal 2006.

The Company believes that the anticipated future cash flow from operations, coupled with its cash on hand and available funds under its revolving credit agreement, will be sufficient to meet its working capital requirements for fiscal 2006.

The Company believes that the relatively moderate rates of inflation in 2005 and 2004 have not had a significant impact on sales and profitability.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based on the alternate base rate of interest plus a spread of up to 3/4%, or at LIBOR rate plus a spread of up to 3 1/4%. The spread over the alternate base rate and LIBOR rates is determined based upon the Company’s performance with regard to agreed-upon financial ratios. The Company decides at its sole discretion as to whether borrowings will be at the alternate base rate or LIBOR. At March 31, 2005, there was no outstanding balance under the credit facility. Changes in the alternate base rates or LIBOR rates during fiscal 2006 will have a positive or negative effect on the Company’s interest expense.

In addition, the Company is exposed to interest rate change market risk with respect to the proceeds received from the issuance and sale by the Buncombe County Industrial and Pollution Control Financing Authority Industrial Development Revenue Bonds. At March 31, 2005, $3,160,000 was outstanding for these Bonds. The Bonds bear interest at a variable rate determined weekly. During fiscal 2005, the average interest rate on the Bonds approximated 1.6%. Each 1% fluctuation in interest rates will increase or decrease the interest expense on the Bonds by approximately $32,000 on an annualized basis.

A significant portion of the Company’s raw materials are purchased from China. All such purchases are transacted in U.S. dollars. The Company’s financial results, therefore, could be impacted by factors such as changes in foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials. To date, sales of the Company’s products outside the United States have not been significant.

Balance Sheets Medical Action Industries Inc.

March 31,	2005	2004
ASSETS
Current assets:
Cash	$549,158	$544,841
Accounts receivable, less allowance for doubtful accounts of $367,000 at March 31, 2005 and $295,000 at March 31, 2004	11,485,817	10,669,451
Inventories, net	19,094,615	18,616,152
Prepaid expenses	662,437	551,122
Deferred income taxes	293,733	308,118
Prepaid income taxes	262,940	233,919
Other current assets	251,340	142,104

Total current assets	32,600,040	31,065,707
Property and equipment, net	12,945,802	13,653,953
Due from officers	—	91,680
Goodwill	37,085,562	37,085,562
Trademarks	666,000	666,000
Other intangible assets, net	1,944,333	2,213,333
Other assets	638,709	520,577

Total assets	$85,880,446	$85,296,812

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,817,424	$5,827,530
Accrued expenses	2,365,178	1,471,060
Accrued commissions	1,371,675	973,826
Current portion of long-term debt	360,000	5,360,000

Total current liabilities	9,914,277	13,632,416
Deferred income taxes	4,095,077	3,137,403
Long-term debt, less current portion	2,800,000	11,720,000

	$16,809,354	$28,489,819

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity:
Preferred stock, 5,000,000 shares authorized, $.001 par value: none issued at March 31, 2005 and 2004	—	—
Common stock, 15,000,000 shares authorized, $.001 par value: issued 10,292,657 shares at March 31, 2005 and 10,194,036 shares at March 31, 2004	10,292	10,193
Additional paid-in capital, net	17,996,970	16,415,062
Retained earnings	51,063,830	40,381,738

Total shareholders’ equity	$69,071,092	$56,806,993

Total liabilities and shareholders’ equity	$85,880,446	$85,296,812

The accompanying notes are an integral part of these statements.

Statements of Operations Medical Action Industries Inc.

Year ended March 31,	2005	2004	2003
Net sales	$141,423,059	$127,601,339	$104,821,844
Cost of sales	104,713,555	93,590,899	73,438,355

Gross profit	36,709,504	34,010,440	31,383,489

Selling, general and administrative expenses	19,524,465	18,108,929	17,464,859
Interest expense	289,697	948,079	825,595
Interest (income)	(12,798)	(70,571)	(70,707)

	19,801,364	18,986,437	18,219,747

Income before taxes	16,908,140	15,024,003	13,163,742
Income tax expense	6,226,048	5,590,131	4,963,040

Net income	$10,682,092	$9,433,872	$8,200,702

Net income per common share
Basic	$1.04	$.95	$.86
Diluted	$1.02	$.92	$.81

The accompanying notes are an integral part of these statements.

Statements of Shareholders’ Equity Medical Action Industries Inc.

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance at March 31, 2002	9,496,949	9,497	11,001,947	22,747,164	33,758,608

Issuance of common stock: On exercise of stock options, net	233,376	233	724,344		724,577
Repurchase of common stock	(25,433)	(25)	(333,654)		(333,679)
Tax benefit from exercise of options			684,241		684,241
Net income				8,200,702	8,200,702

Balance at March 31, 2003	9,704,892	9,705	12,076,878	30,947,866	43,034,449

Issuance of common stock: On exercise of stock options, net	489,144	488	1,664,568		1,665,056
Repayment of officer loans which were used to purchase company stock			649,900		649,900
Tax benefit from exercise of options			2,023,716		2,023,716
Net income				9,433,872	9,433,872

Balance at March 31, 2004	10,194,036	10,193	16,415,062	40,381,738	56,806,993

Issuance of common stock: On exercise of stock options and warrants, net	98,621	99	963,821		963,920
Repayment of officer loans which were used to purchase company stock			335,950		335,950
Tax benefit from exercise of options			282,137		282,137
Net income				10,682,092	10,682,092

Balance at March 31, 2005	10,292,657	$10,292	$17,996,970	$51,063,830	$69,071,092

The accompanying notes are an integral part of this statement.

Statements of Cash Flows Medical Action Industries Inc.

Year ended March 31,	2005	2004	2003
OPERATING ACTIVITIES
Net income	$10,682,092	$9,433,872	$8,200,702
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,287,531	2,262,520	1,702,703
Provision for doubtful accounts	72,000	51,000	42,000
Deferred income taxes	972,059	784,391	1,280,639
Loss (gain) on sale of property and equipment	102,581	72,961	(1,171)
Tax benefit from exercise of warrants and options	282,137	2,023,716	684,241
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(888,366)	(576,061)	(2,340,044)
Inventories	(478,463)	(2,537,322)	(1,799,112)
Prepaid expenses, other current assets and other receivables	(220,551)	(189,416)	(89,680)
Other assets	(531,788)	(95,671)	(733,466)
Accounts payable	(10,106)	1,376,812	2,016,519
Income taxes	(29,021)	83,220	(336,610)
Accrued expenses, payroll and taxes	1,291,967	337,533	194,047

Net cash provided by operating activities	13,532,072	13,027,555	8,820,768

INVESTING ACTIVITIES
Purchase price and related acquisition costs	—	—	(30,229,415)
Purchases of property and equipment	(1,028,168)	(443,024)	(1,056,498)
Proceeds from sale of property and equipment	28,991	98,000	6,000
Repayment of loans to officers	427,630	940,271	—

Net cash (used in) provided by investing activities	(571,547)	595,247	(31,279,913)

FINANCING ACTIVITIES
Proceeds from revolving line of credit, term loan and long-term borrowings	37,375,000	25,630,000	47,387,612
Principal payments on revolving line of credit, long-term debt, and capital lease obligations	(51,295,000)	(41,265,000)	(25,212,612)
Proceeds from exercise of employee stock options and warrants	1,381,062	1,665,057	724,577
Payment of employee taxes in connection with exercise of stock options	(417,270)	—	—
Repurchases of company common stock	—	—	(333,679)

Net cash (used in) provided by financing activities	(12,956,208)	(13,969,943)	22,565,898

Increase (decrease) in cash	4,317	(347,141)	106,753
Cash at beginning of year	544,841	891,982	785,229

Cash at end of year	$549,158	$544,841	$891,982

Supplemental disclosures:
Interest paid	$349,499	$1,012,671	$890,721

Income taxes paid	$5,000,746	$2,701,760	$3,331,558

The accompanying notes are an integral part of these statements.

Notes To Financial Statements Medical Action Industries Inc. • March 31, 2005

NOTE 1 – General and Significant Accounting Policies

COMPANY BACKGROUND AND DESCRIPTION OF BUSINESS

Medical Action Industries Inc. (“Medical Action” or the “Company”) was incorporated under the laws of the State of New York on April 1, 1977, and re-incorporated under the laws of the State of Delaware on November 5, 1987. Headquartered in Hauppauge, New York, Medical Action develops, manufactures, markets and supplies a variety of disposable medical products. The Company’s products are marketed primarily to acute care facilities in domestic and certain international markets, and in recent years has expanded its end-user markets to include physician, dental and veterinary offices, out-patient surgery centers and long-term care facilities. Medical Action is a leading manufacturer and supplier of collection systems for the containment of medical waste, minor procedure kits and trays, sterile operating room towels and sterile laparotomy sponges. The Company’s products are marketed by its direct sales personnel, extensive network of distributors and manufacturers’ representatives. Medical Action has entered into preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with group purchasing alliances. The Company also manufactures its products under private label programs to other distributors and medical suppliers. Medical Action’s manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina and Clarksburg, West Virginia facilities. The Company’s procurement of certain products and raw materials from the People’s Republic of China is administered by its office in Shanghai, China.

REVENUE RECOGNITION

The Company recognizes revenue as products are shipped and title passes to customers. Shipping and credit terms are negotiated on a customer by customer basis and all orders are processed and revenue is recognized accordingly. Products are shipped primarily to distributors at an agreed upon list price. The distributor then resells the products primarily to hospitals and depending upon contracts between the Company, the distributor and the hospital, the distributor may be entitled to a rebate. The Company deducts all rebates from sales and has a provision for allowances based on historical information for all rebates that have not yet been processed.

All customer returns must be pre-approved by the Company. The Company does not have any post shipment obligations to customers.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or market net of reserve for obsolete and slow moving inventory. Cost is determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. The carrying amount and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any resulting gain or loss is reflected in operations in the year of disposal. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets (buildings–40 years; factory equipment–10 to 20 years; fixtures and other equipment–3 to 5 years). Accelerated methods of depreciation are used for tax purposes. Amortization of leasehold improvements is provided on the straight-line method over the period of their economic or related lease lives, whichever is less.

INTANGIBLES

Intangibles, consisting primarily of goodwill, trademarks, a supply agreement, non-competition agreements and customer relationships represent the excess of the aggregate price paid by the Company over the fair market value of the tangible assets acquired in business acquisitions accounted for as a purchase. As of April 1, 2001, the Company has adopted the provisions of SFAS Nos. 141, “Business Combinations” and 142, “Goodwill and Other Intangible Assets.” Therefore, annual and quarterly amortization of goodwill and trademarks with indefinite lives are no longer recognized. The other intangible assets will be amortized according to their useful lives. The Company has performed a fair value based impairment test and has determined that no impairment of goodwill or trademarks existed as of December 31, 2004, 2003 and 2002.

Accumulated amortization of the other intangible assets amounted to $728,000 and $459,000 for the fiscal years ended March 31, 2005 and 2004, respectively.

NOTE 1 – General and Significant Accounting Policies (cont.)

Other intangible asset amortization expense for the years ended March 31, 2005, 2004 and 2003 was $269,000, $284,000 and $154,000, respectively. Estimated amortization expense related to these intangibles for the five succeeding fiscal years is as follows:

2006	$269,000
2007	$269,000
2008	$208,000
2009	$113,000
2010	$80,000

The Company evaluates trademarks with indefinite lives annually to determine whether events or circumstances continue to support the indefinite useful life. No trademarks were determined to have finite useful lives in any of the periods presented.

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles (including the excess of cost over fair value of net assets acquired and property and equipment) annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of the assets exceeds its fair value. The Company has not identified any such impairment losses.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. This process involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes which are recorded as deferred tax assets and liabilities. Deferred tax assets are periodically evaluated to determine their recoverability, and where their recovery is not likely, a valuation allowance is established and a corresponding additional tax expense is recorded in the Company’s statement of operations. As of March 31, 2005, no valuation allowance existed on the Company’s books. In the event that actual results differ from the Company’s estimates given changes in assumptions, the provision for income taxes could be materially impacted.

Tax benefits from disposition of stock by optionees from the exercise of non-qualified options are credited to additional paid-in capital.

CURRENCY

All of the Company’s sales and purchases were transacted in U.S. dollars.

STOCK COMPENSATION

In accordance with the provisions of SFAS No. 123, the Company has elected to apply APB 25 and related interpretations in accounting for its employee and director stock-based awards because, as discussed in Note 10, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing such employee and director stock-based awards. For the years ended March 31, 2005, 2004, and 2003, all employee and director stock-based awards were granted with an exercise price equal to the fair market value of the Company’s common stock on their date of grant. Therefore, under the provisions of APB 25, no compensation expense has been recognized with respect to such awards. If the Company had elected to recognize compensation expense based on the fair value of the employee and director stock-based awards granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

	2005	2004	2003
Net income–as reported	$10,682,092	$9,433,872	$8,200,702
Net income–pro forma	9,945,899	8,265,371	7,169,041
Earnings per share–as reported:
Basic	$1.04	$.95	$.86
Diluted	$1.02	.92	.81
Earnings per share–pro forma
Basic	$.97	$.83	$.75
Diluted	$.96	.82	.71

F-17

NOTE 1 – General and Significant Accounting Policies (cont.)

EARNINGS PER SHARE INFORMATION

Basic earnings per share is based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share is based on the weighted average number of common and potential common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options and warrants, reduced by the shares that may be repurchased with the funds received from the exercise, based on average prices during the year. Excluded from the calculation of earnings per share are options and warrants to purchase 0, 55,000 and 339,813 shares in fiscal 2005, 2004 and 2003 respectively, as their inclusion would have been antidilutive. Note 9 displays a table showing the computation of basic and diluted earnings per share.

BUSINESS CONCENTRATIONS

The Company manufactures and distributes disposable medical products principally to medical product distributors and hospitals located throughout the United States. The Company performs credit evaluations of its customers’ financial condition and does not require collateral. Receivables are generally due within 30-90 days. Credit losses relating to customers have historically been minimal and within management’s expectations. (See Note 12 for major customers.)

A significant portion of the Company’s raw materials are purchased from China. All such purchases are transacted in U.S. dollars. The Company’s financial results, therefore, could be impacted by factors such as foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials.

USE OF ESTIMATES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, such as inventories, deferred income taxes, other intangible assets and accrued expenses, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments.” Management of the Company believes that the fair value of financial instruments, consisting of cash, accounts receivable, accounts payable, and debt, approximates carrying value due to the immediate or short-term maturity associated with its cash, accounts receivable and accounts payable, and the interest rates associated with its debt.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). SFAS 151 amends the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Inventory Pricing” to clarify the accounting for amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that these types of items be recognized as current period charges as they occur. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-Based Compensation” (“SFAS 123(R)”). SFAS 123(R) establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim reporting period for the fiscal year ended March 31, 2007. The Company is currently evaluating the financial statement impact of the adoption of SFAS 123(R).

In December 2004, the FASB issued FASB Staff Position No. 109-1 (“FSP 109-1”). “Application of SFAS No. 109, “Accounting for Income Taxes,” to the Tax Deduction Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” It is effective immediately. FSP 109-1 states that the tax deduction of qualified domestic production activities, which is provided by the American Jobs Creation Act of 2004, will be treated as a special deduction as described in SFAS No. 109. Consequently, the impact of the deduction, which is effective January 1, 2005 will be reported in the period in which the deduction is claimed on the Company’s income tax returns. The Company does not expect FSP 109-1 to have a material effect on its financial statements.

NOTE 2 – Inventories

Inventories consist of the following:

March 31,	2005	2004
Finished goods	$11,602,828	$9,753,410
Raw materials	7,491,787	8,862,742

Total, net	$19,094,615	$18,616,152

NOTE 3 – Property and Equipment

Property and equipment (including those arising from capital leases) are summarized as follows:

March 31,	2005	2004
Land and buildings	$8,189,578	$8,019,212
Machinery and equipment	14,512,767	13,909,657
Furniture and fixtures	1,067,822	1,031,401

	23,770,168	22,960,270
Less accumulated depreciation and amortization	10,824,366	9,306,317

	12,945,802	$13,653,953

Depreciation expense amounted to $1,604,875 and $1,711,373 in the fiscal years ended March 31, 2004 and 2003, respectively.

NOTE 4 – Acquisitions

On October 25, 2002, the Company acquired certain assets relating to the BioSafety Division of Maxxim Medical, Inc. of Waltham, Massachusetts. The BioSafety Division, which maintains a manufacturing facility in Clarksburg, West Virginia, consists of specialty packaging and collection systems for the containment of infectious waste and a line of sharps containment systems. The purchase price for the assets acquired including related closing costs was approximately $20,694,000.

The assets acquired included inventory, the land and manufacturing facility in Clarksburg, West Virginia, certain fixed assets, a non-competition agreement, customer relationships, and intellectual property used in the operations of the BioSafety Division.

The acquisition of the BioSafety Division of Maxxim Medical, Inc. has been accounted for as a purchase pursuant to SFAS No. 141 as issued by the Financial Accounting Standards Board. The operations of the BioSafety Division of Maxxim Medical, Inc. have been included in the Company’s statement of earnings since the acquisition date. The following table summarizes the assets acquired from the BioSafety Division of Maxxim Medical, Inc. and the allocation of the purchase price:

Inventory	$914,000
Land and building	1,380,000
Factory and office equipment	4,280,000
Goodwill	11,750,000
Trademarks	70,000
Non-competition agreement	700,000
Customer relationships	1,600,000

$20,694,000

The BioSafety Division of Maxxim Medical, Inc. manufactures biosafety containment products that are used to dispose of sharp medical instruments and biological waste. Essentially, the acquisition increased the Company’s market share in these products, while gaining manufacturing efficiencies and the benefit of increased purchasing power and lower material costs. As a result of the acquisition, the company projected approximately $19 million of incremental sales from fiscal 2002 to existing customers of biosafety containment products with limited selling and general administrative expenses. The aforementioned were the primary reasons for the acquisition and the main factors that contributed to the purchase price and which resulted in the recognition of goodwill. For tax purposes, the goodwill will be deductible.

Goodwill and trademarks will be tested for impairment periodically, in accordance with SFAS No. 142 as issued by the Financial Accounting Standards Board. The non-competition agreement will be amortized over a period of five years and the customer relationships will be amortized over a period of twenty years.

NOTE 4 – Acquisitions (cont.)

The Company utilized the funds available under its existing Revolving Credit Note and Loan Agreement in order to satisfy the purchase price.

On June 21, 2002, the Company acquired certain assets relating to the specialty packaging and collection systems for the containment of infectious waste and sterilization products business of MD Industries of Northbrook, Illinois (“MD Industries”). The purchase price for the assets acquired was approximately $9,535,000 including acquisition costs, all of which was paid at closing.

The assets acquired included inventory, certain fixed assets and trademarks used in the operations of the specialty packaging and collection systems for the containment of infectious waste and sterilization products (hereinafter the “Products”).

The acquisition of the MD Industries business has been accounted for as a purchase pursuant to SFAS No. 141 as issued by the Financial Accounting Standards Board. The operations of MD Industries have been included in the Company’s statement of earnings since the acquisition date. Historical pro forma information as if this acquisition occurred at the beginning of all periods presented is not available. The following table summarizes the assets acquired from MD Industries and the allocation of the purchase price:

Inventory	$700,000
Factory and office equipment	26,000
Goodwill	8,782,000
Trademarks	27,000

$9,535,000

MD Industries sold its line of specialty packaging and collection systems for the containment of infectious waste and sterilization products. The Company sold specialty packaging and collection systems for the containment of infectious waste and sterilization products prior to the acquisition. Essentially, the acquisition increased the Company’s market share in these products, while gaining operational efficiencies and the benefit of increased purchasing power and lower material costs. As a result of the acquisition, the Company projected approximately $7.0 million of incremental sales to its existing customers of specialty packaging and collection systems for the containment of infectious waste and sterilization products with limited additional selling, general and administrative expenses. The aforementioned were the primary reasons for the acquisition and the main factors that contributed to the purchase price which resulted in the recognition of goodwill. For tax purposes, the goodwill will be deductible.

Goodwill and the trademarks will be tested for impairment periodically, in accordance with SFAS No. 142 as issued by the Financial Accounting Standards Board.

The Company utilized the funds available under its existing Revolving Credit Note and Loan Agreement in order to satisfy the purchase price.

NOTE 5 – Related Party Transactions

At March 31, 2005, loans to officers decreased to $125,675 from $553,305 at March 31, 2004. The loans decreased due to $427,630 of payments made by a former officer in June 2004. Of the repayments made during the fiscal year ended March 31, 2005, $335,950 related to officer loans which were used to purchase company stock.

The loans are classified as non-current assets except for the portions which involve the purchase of the Company’s common stock. The amount involving the purchase of the Company’s common stock, which has been deducted from shareholders’ equity, was $125,675 for the year ended March 31, 2005 compared to $461,625 for the year ended March 31, 2004. A loan granted in April of 2001 totaling $125,675 which relates to the exercise of stock options bears interest at 7% and is due on May 1, 2006. Interest income received from officers aggregated $12,798 and $70,571 in fiscal 2005 and 2004, respectively.

In October 1997, the Company entered into a Consulting Agreement with the Company’s former Chief Executive Officer and Chairman of the Board. The Consulting Agreement provides for an annual fee of $275,000, payable in equal monthly installments, for the ten (10) year period ending December 31, 2007. The consulting services to be provided to the Company include, but are not limited to, the evaluation of the progress of the Company’s business development, analysis of the Company’s financial condition and proposed operations and the projected financial results thereof. In addition, the Consulting Agreement provides that the Company’s former Chief Executive Officer will not, either directly or indirectly, engage in any business competitive to that being carried on by the Company.

NOTE 6 – Income Taxes

Income tax expense consists of the following:

March 31,	2005	2004	2003
Current:
Federal	$4,696,956	$3,835,982	$3,162,108
State	655,911	561,444	520,293
Deferred	873,181	1,192,705	1,280,639

	$6,226,048	$5,590,131	$4,963,040

The following table indicates the significant elements contributing to the difference between the statutory federal tax rate and the Company’s effective tax rate for 2005, 2004 and 2003:

March 31,	2005	2004	2003
Statutory rate	34.6%	34.0%	34.0
State taxes	2.9	3.2	3.4
Nondeductible expenses	(.5)	—	.1
Other	(.2)	—	.2

Effective tax rate	36.8%	37.2%	37.7%

The components of deferred tax assets and deferred tax liabilities at March 31, 2005 and 2004 are as follows:

March 31,	2005	2004
Deferred tax assets
Inventory valuation allowance	$158,105	$197,658
Allowance for doubtful accounts	135,628	110,460

Total deferred tax assets	$293,733	$308,118

Deferred tax liabilities
Depreciation and amortization	$4,095,077	$3,137,403

NOTE 7 – Leases

The Company leases certain equipment and vehicles under noncancelable operating leases expiring in various years through fiscal 2009.

The following is a schedule of minimum lease payments on noncancelable operating leases with initial or remaining terms of one year or more at March 31, 2005:

Year ended March 31,
2006	$94,757
2007	82,452
2008	59,184
2009	40,744
2010	—

$277,137

Rental expense under operating leases was $207,000, $168,000, and $212,000 for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

NOTE 8 – Long-term Debt

March 31,	2005	2004
Revolving credit agreement (a)	$—	$—
Term loan (a)	—	13,560,000
Industrial Revenue Bonds (b)	3,160,000	3,520,000

	3,160,000	17,080,000
Less current portion	360,000	5,360,000

	$2,800,000	$11,720,000

(a) On October 21, 2002 the Company entered into a credit agreement with certain lenders and a bank acting as administration agent for the lenders (the “Credit Agreement”). The Credit Agreement provides for borrowing of $40,000,000 and is divided into two types of borrowing facilities, (i) a term loan with a principal amount of $25,000,000 which is payable in twenty consecutive equal quarterly installments which commenced on December 31, 2002. The Company has accelerated payment on the term loan from its inception. As a result of the accelerated payments the term loan has been paid in its entirety as of March 31, 2005. The term note bore interest from inception on the unpaid principal at the applicable interest rate. (ii) Revolving credit loans, which amounts may be borrowed, repaid and reborrowed up to $15,000,000. The revolving credit agreement expires on October 21, 2005. The revolving credit loans shall bear interest from inception on the unpaid principal at the applicable interest rate.

Both the term loan and revolving credit loans bear interest at the “alternate base rate” plus the applicable margin or at the Company’s option the “LIBOR rate” plus the “applicable margin.” The alternate base rate shall mean a rate per annum equal to the greater of (a) the Prime rate or (b) the Federal Funds effective rate in effect on such day plus 1/2 of 1%. “Applicable Margin” shall mean with respect to LIBOR loans a range of 225 basis points to 325 basis points. With respect to Alternate base rate loans, the applicable margin shall range from 0 basis points to 75 basis points. The rates for both LIBOR and Alternate base rate loans are established quarterly based upon agreed upon financial ratios. Borrowings on the revolving credit loans are further limited to 80% of eligible accounts receivable, and 55% of eligible inventory, as defined, with a sublimit of $7,500,000. As of March 31, 2005, the Company has $15,000,000 of available credit under the revolving credit agreement. Borrowings under this agreement are collateralized by all the assets of the Company, and the agreement contains certain restrictive covenants, which, among other matters, impose limitations with respect to the incurrence of liens, guarantees, mergers, acquisitions, capital expenditures, specified sales of assets and prohibits the payment of dividends. The Company is also required to maintain various financial ratios which it is in compliance at March 31, 2005.

(b) On July 9, 1997 the Company acquired approximately 32 acres of land located in Arden, North Carolina and an existing 205,000 square foot building located thereon (the “Arden Facility”). The purchase price for the Arden Facility was $2,900,000, which was paid at closing. The acquisition of the Arden Facility was financed with the proceeds from the issuance and sale by The Buncombe County Industrial Facilities and Pollution Control Financing Authority of its $5,500,000 Industrial Development Revenue Bonds (Medical Action Industries Inc. Project), Series 1997 (the “Bonds”). Interest on the Bonds is payable on the first business day of each January, April, July and October commencing October, 1997 and ending July, 2013. Principal payments are due and payable in 60 consecutive quarterly installments of $90,000 commencing October 1, 1998 and ending July 1, 2013 with a final maturity payment of $190,000. The Bonds bear interest at a variable rate, determined weekly. The interest rate on the Bonds at March 31, 2005 was 2.4% per annum. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement dated as of July 1, 1997 with a bank for approximately $5,800,000 (the “Reimbursement Agreement”) to support principal and interest payments of the Bonds and requires payment of an annual fee of .85% of the remaining balance. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent will use its best efforts to arrange for a sale in the secondary market of such Bonds. The Remarketing Agreement provides for the payment of an annual fee of .125% of the remaining balance.

As of March 31, 1998, the Company had used all of the $5,500,000 proceeds from the Bonds for the purchase and rehabilitation of the Arden Facility and for the acquisition of machinery and equipment.

Maturities of long-term debt are as follows at March 31, 2005:

2006	$360,000
2007	360,000
2008	360,000
2009	360,000
2010	360,000
Thereafter	1,360,000

$3,160,000

NOTE 9 – Earnings Per Share

	2005	2004	2003
NUMERATOR:
Net income for basic and diluted earnings per share	$10,682,092	$9,433,872	$8,200,702
DENOMINATOR:
Denominator for basic earnings per share – weighted average shares	10,254,088	9,977,490	9,578,136
Effect of dilutive securities:
Employee stock options	201,135	254,068	595,601
Warrants	6,842	8,523	10,174

Dilutive potential common shares	207,977	262,591	605,775

Denominator for diluted earnings per share – adjusted weighted average shares	10,462,065	10,240,081	10,183,911

Basic earnings per share	$1.04	$.95	$.86
Diluted earnings per share	$1.02	$.92	$.81

NOTE 10 – Shareholders’ Equity and Stock Plans

During fiscal 1990, the Company’s Board of Directors and stockholders approved a Non-Qualified Stock Option Plan (the “Non-Qualified Option Plan”). The Non-Qualified Option Plan, as amended, authorizes the granting to employees of the Company options to purchase an aggregate of 2,150,000 shares of the Company’s common stock. The options are granted with an exercise price equal to the fair market price or at a value that is not less than 85% of the fair market value on the date of grant. The options are exercisable in two equal installments on the first and second anniversary of the date of grant. Options expire from five to ten years from the date of grant unless the employment is terminated, in which event, subject to certain exceptions, the options terminate two months subsequent to date of termination. The number of shares exercisable at March 31, 2005, 2004 and 2003 were 202,250, 208,250 and 334,375, respectively.

In 1994, the Company’s Board of Directors and stockholders approved the 1994 Stock Incentive plan (the “Incentive Plan”), which, as amended, covers 1,850,000 shares of the Company’s common stock. The Incentive Plan, which expires in 2009, permits the granting of incentive stock options, shares of restricted stock and non-qualified stock options. All officers and key employees of the Company and its affiliates are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which determines the persons to whom, and the times at which, awards will be granted. In addition, the Compensation Committee decides the type of awards to be granted and all other related terms and conditions of the awards. The per share exercise price of any option may not be less than the fair market value of a share of common stock at the time of grant. The number of non-qualified options exercisable at March 31, 2005, 2004, and 2003 were 306,575, 179,813 and 290,000, respectively. No incentive options have been issued under this plan.

The Company’s 1996 Non-Employee Director Stock Option Plan (the “Director Plan”) was approved by the stockholders in August 1996 and covers 100,000 shares of the Company’s common stock. Under the terms of the Director Plan, each non-employee director of the Company will be granted each year an option to purchase 2,500 shares of the Company’s common stock with an exercise price equal to the fair market price of common stock at the time of grant. The authorization for grants under the Director Plan will expire after the annual meeting in 2006. All of the options to purchase 27,500 shares were exercisable at March 31, 2005.

In July 2000, as consideration for services received, the Board of Directors approved the issuance of a five-year warrant to purchase 50,000 shares of the Company’s common stock, at $3.47 per share, the market value on the date of grant. During the year ended March 31, 2005, 10,000 shares of the warrant were exercised, of which 9,000 shares were exercised with net proceeds of $31,200, and 1,000 shares were exercised through the cashless exercise provision in the agreement, pursuant to which, 821 shares of the Company’s common stock were issued bringing the cumulative total shares of the warrant exercised to 49,000, and the cumulative total number of shares of the Company’s common stock issued to 36,571.

NOTE 10 – Shareholders’ Equity and Stock Plans (cont.)

Option activity under the option plans during the three years ended March 31, 2005 is summarized as follows:

	Non-Qualified Option Plan		1994 Stock Incentive Plan		1996 Non-Employee Directors Stock Option Plan		Weighted Average Option Price Per Share
	Number of Shares	Option Price Per Share	Number of Shares	Option Price Per Share	Number of Shares	Option Price Per Share
Balance at March 31, 2002	580,000	$2.09 -$4.00	395,000	$2.63 -$17.79	27,500	$3.00 -$12.55	$3.94

Granted	—	—	347,000	$10.75 - $13.31	7,500	$13.30	$12.48
Exercised	(149,500)	$2.09 - $4.00	(75,000)	$3.25	(10,000)	$3.00 - $ 3.94	$3.15
Cancelled	(10,000)	$4.00	(48,750)	$12.75 - $13.31	—	—	$11.50

Balance at March 31, 2003	420,500	$2.63 - $4.00	618,250	$2.63 - $ 17.79	25,000	$3.00 - $13.30	$8.47

Granted	5,000	$13.30	233,500	$12.92 - $15.90	7,500	$13.97	$13.75
Exercised	(212,250)	$2.63 - $4.00	(291,875)	$3.38 - $ 12.75	(15,000)	$12.55 - $13.97	$4.22
Cancelled	—	—	(26,750)	$11.49 - $13.30	—	—	$12.72

Balance at March 31, 2004	213,250	$2.88 - $13.30	533,125	$4.00 - $ 17.79	17,500	$3.00 - $ 13.97	$10.29

Granted	—	—	209,000	$15.50 - $18.70	10,000	$16.33	$16.78
Exercised	(6,000)	$3.00 - $ 4.00	(103,800)	$11.49 - $13.97	—	—	$11.56
Cancelled	—	—	(20,750)	$12.75 - $17.22	—	—	$15.28

Balance at March 31, 2005	207,250	$2.88 - $13.30	617,575	$10.75 - $18.70	27,500	$3.00 - $ 16.33	$11.57

The following table summarizes additional information about stock options at March 31, 2005:

		Options Outstanding		Options Exercisable
Range or Exercise Price	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Years Remaining Contractual Life	Number Exercisable	Weighted- Average Exercise Price
$ 2.38 - $ 4.00	212,250	$3.40	5.3	212,250	$3.40
$10.75 - $ 13.97	382,075	$12.59	7.7	294,075	$12.36
$15.90 - $ 17.79	243,500	$16.68	9.0	30,000	$17.30
$18.70	14,500	$18.70	9.8	—	—

Total	852,325	$11.57	7.5	536,325	$9.09

Table of options and bonus shares available for future issuance as of March 31, 2005:

	Non-Qualified Option Plan	1994 Stock Incentive Plan	1996 Directors Stock Option Plan	Total
Authorized by Directors and Stockholders	2,150,000	1,850,000	100,000	4,100,000
Options previously exercised	1,935,875	945,675	35,000	2,916,550
Bonus shares previously granted	—	30,000	—	30,000
Options outstanding	207,250	617,575	27,500	852,325

Remaining for future issuance	6,875	256,750	37,500	301,125

The fair value of the Company’s employee and director stock-based awards is estimated on the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted average assumptions:

	2005	2004	2003
Expected stock price volatility	.473	.484	.581
Risk-free interest rate	4.52%	3.66%	4.87%
Expected life of options	8 years	8 years	8 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee and director stock-based awards have characteristics significantly different from those of traded options in the marketplace, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options.

The weighted average fair value of stock-based awards granted is $9.79 in fiscal 2005, $7.94 in fiscal 2004 and $8.30 in fiscal 2003.

NOTE 11– Retirement Plan

Effective April 1, 1988, the Company adopted a retirement plan for all of its employees pursuant to section 401(k) of the Internal Revenue Code. Subject to the terms and conditions of the plan, each eligible employee may contribute up to 15% of his or her compensation as defined therein. In addition, the Plan provides for a discretionary matching company contribution of 25% of the employee’s contribution up to a maximum of 6% of their compensation. The Company’s contribution vests over a period of four years and amounted to $134,000 in 2005, $124,000 in 2004 and $124,000 in 2003.

NOTE 12– Other Matters

(a) Sales to Owens and Minor Inc., Cardinal Health Inc., and McKesson General Medical (the “Distributors”) accounted for approximately 33%, 18% and 9%, respectively, for the fiscal year ended March 31, 2005, 33%, 19% and 10%, respectively, for the fiscal year ended March 31, 2004, and 34%, 20% and 11% of net sales, respectively, for the fiscal year ended March 31, 2003. Although the Distributors may be deemed in a technical sense to be major purchasers of the Company’s products, the Distributors typically serve as a distributor under a purchase order or supply agreement between the customer and the Company and do not purchase for their own accounts. The Company, therefore, does not believe it is appropriate to categorize the Distributors as actual customers.

(b) Product development costs charged to expense were $429,000, $425,000, and $529,000 for the years ended March 31, 2005, 2004 and 2003, respectively.

(c) The Company is a party to lawsuits arising out of the conduct of its ordinary course of business, including those related to product liability and the sale and distribution of its products, which management believes are covered by insurance. While the results of such lawsuits cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the financial position or results of operations of the Company.

(d) The Company operates in one industry, disposable medical products.

(e) Shipping costs are included in Cost of Sales. Handling costs of $2,003,000, $2,014,000, and $1,459,000 for the years ended March 31, 2005, 2004 and 2003 respectively, are included in selling, general and administrative expenses.

(f) The Company’s international sales were $4,844,000, $3,464,000 and $3,130,000 for the years ended March 31, 2005, 2004 and 2003, respectively. The majority of these sales were to customers based in North America.

(g) As of March 31, 2005, the Company has entered into a material commitment to purchase and implement an enterprise resource planning system. As of March 31, 2005, the Company has incurred $327,000 in costs related to this project which is included in other assets. It is anticipated that the total cost of the project will be approximately $2,200,000 and will be completed sometime during the third quarter of fiscal 2006.

NOTE 13– Summary of Quarterly Financial Data (Unaudited)

	Quarter Ended
2005	June 30	Sept 30	Dec 31	March 31
Net Sales	$33,321,400	$35,145,313	$36,222,515	$36,733,831
Gross Profit	8,790,637	9,018,600	9,397,670	9,502,597
Net income	$2,469,398	$2,660,273	$2,847,290	$2,705,131
Net income per common share
Basic	$.24	$.26	$.28	$.26
Diluted	$.24	$.26	$.27	$.26

	Quarter Ended
2004	June 30	Sept 30	Dec 31	March 31
Net Sales	$30,621,132	$32,355,531	$33,014,288	$31,610,388
Gross Profit	8,145,171	8,481,147	8,813,198	8,570,924
Net income	$2,184,567	$2,375,544	$2,423,671	$2,450,090
Net income per common share
Basic	$.22	$.24	$.24	$.24
Diluted	$.22	$.23	$.24	$.24

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Medical Action Industries Inc.

We have audited the accompanying balance sheets of Medical Action Industries Inc. (a Delaware Corporation) as of March 31, 2005 and 2004, and the related statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Action Industries Inc. as of March 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Oversight Board (United States), the effectiveness of Medical Action Industries Inc.’s internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 23, 2005 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York

May 23, 2005

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15 (f) and 15d-15 (f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Principal Financial Officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

2.	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2005. In making this assessment, the Company’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of our internal control over financial reporting as prescribed above for the periods covered by this report. Based on our evaluation, our Chief Executive Officer and Principal Financial Officer concluded that the Company’s internal control over financial reporting is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s independent auditors have attested to, and reported on, management’s evaluation of our internal control over financial reporting. This report is contained in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Medical Action Industries Inc.

We have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Medical Action Industries Inc. maintained effective internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Medical Action Industries Inc. maintained effective internal control over financial reporting as of March 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of the Company as of March 31, 2005 and 2004, and the related statements of operations, shareholders’ equity and cash flows, for each of the three years in the period ended March 31, 2005, and our report dated May 23, 2005 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

New York, New York

May 23, 2005

Corporate Information and Directory

Board of Directors

PAUL D. MERINGOLO

Chairman of the Board,

Chief Executive Officer and President

RICHARD G. SATIN

Vice President of Operations and

General Counsel

BERNARD WENGROVER

Certified Public Accountant

DR. PHILIP F. CORSO

Assistant Clinical Professor of

Surgery Emeritus – Yale University

School of Medicine; Senior Attending

and Emeritus Chief of Plastic Surgery

Bridgeport and Norwalk Hospitals

DR. THOMAS A. NICOSIA

Fellow of the American College of

Cardiology, Affiliated with St. Francis

and North Shore University Hospitals

WILLIAM W. BURKE

Executive Vice President and

Chief Financial Officer of

Encore Medical Corporation

Executive Officers

PAUL D. MERINGOLO

Chairman of the Board,

Chief Executive Officer and President

RICHARD G. SATIN

Vice President of Operations and

General Counsel

MANUEL B. LOSADA

Vice President of Sales and Marketing

ERIC LIU

Vice President of International Operations

and Global Development

Operations Management

VICTOR BACCHIONI

Corporate Controller

STEVE CARLSON

Director of North American

Manufacturing Operations

ANTHONY GADZINSKI

Director of Alternate Care

CARMINE MORELLO

Vice President of Information Technology

LAURIE DARNABY

Director of Human Resources

RICHARD POHLAND

General Manager of Clarksburg Facility

Operations Management (cont.)

JOHN KRINGEL

Director of Marketing

HOWARD LASTER

Vice President of National Accounts

PETER MERINGOLO

Director of International Marketing

ADNAN SYED

Director of E-Commerce &

System Development

Independent Auditors

GRANT THORNTON LLP

The Chrysler Center

666 Third Avenue

New York, NY 10017

Registrar & Transfer Agent

American Stock Transfer and

Trust Company

59 Maiden Lane, Plaza Level

New York, New York 10038

SEC Form 10-K

If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended March 31, 2005, you may obtain it without charge. Direct your request to Medical Action Industries Inc., Corporate Secretary, 800 Prime Place, Hauppauge, New York 11788.

Duplicate Mailings

When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the Annual Report or other mailings. For further information on how to eliminate multiple mailings, contact American Stock Transfer and Trust Company at (718) 921-8293.

Company Facilities

Executive Offices

800 Prime Place

Hauppauge, New York 11788

Manufacturing/Distribution Facilities

25 Heywood Road

Arden, North Carolina 28704

10 Columbia Boulevard

Clarksburg, West Virginia 26301

International Office

Shanghai Representative Office:

Room 1905, Maxdo Center

No. 8, Xing Yi Road

Hong Qiao Development Zone

Shanghai, 200336, China

Annual Stockholders’ Meeting

The Annual Stockholders’ Meeting of Medical Action will be held on August 4, 2005 at the:

Hyat Regency Wind Watch

1717 Motor Parkway

Hauppauge, New York 11788

A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.

Stock Trading

Medical Action’s common stock trades on the NASDAQ Stock MarketSM under the symbol MDCI. As of June 1, 2005, there were approximately 500 stockholders of record, which does not include approximately 4,000 beneficial owners of shares held in the names of brokers or other nominees. The following table sets forth, for the periods indicated, the high and low closing prices per share of Medical Action Common Stock as reported by the National Market tier of the NASDAQ Stock MarketSM:

	Fiscal 2005		Fiscal 2004
	High	Low	High	Low
First Quarter	22.63	16.20	18.00	10.59
Second Quarter	18.87	15.50	17.19	12.27
Third Quarter	20.49	15.32	19.40	12.22
Fourth Quarter	20.15	17.64	20.86	15.90

OUR THANKS IN BLACK & WHITE

Alvy Ables	Jo Ann W. Darity	Roger D. Holland	Nancy Mischke	Kathy S. Shelton
Dale Ables	Omar Darlington	Lola G. Hollifield	Lora R. Moblo	Jennifer Simmons
Barbara Abreu	Laurie Darnaby	Justin Hone	Jeannie Moore	Christopher Sims
Diego Alicea	Michael Davidson	William Howard	Margaret Moore	Donald E. Skyles
Edward Alkire	James Davis	Lyddia W. James	Graciela Morales	Christopher Sloan
Scott E. Allen	Judith D. Davis	Elizabeth Johnson	Carmine Morello	Mildred E. Sloan
Sally C. Allison	Luke Davis	Jason Johnson	David Morgan	Valarie D. Sloan
John Allman	Richard Dayton	June C. Johnson	Deborah M. Morrison	James L. Smith
Jiratcha Amortnont	Mary Lou Degraw	Karen Johnson	Kimberly S. Moser	Janice Smith
Cheryl A. Anders	Erik DelBuono	Sharon R. Jones	Christl U. Neeley	Tim Smith
William B. Angel	Simeon A. Delcid	Troy Jones	Maryanne Nevill	Joseph Snider
Doris Ardila	Teodosia Delcid	Vickie L. Jones	Jason L. Niezink	Fredy P. Sorto
Guy R. Armstrong	Greg Dennison	Peggy Joseph	Vilma Nolasco	Tim Speas
Bonnie Arnold	Norman G. Dewell	Benjamin E. Julian	Jane Norris	Carolyn Sprouse
Jeff Ash	Tracy Dillard	Robert Julian	Joseph C. Oakden	Clifford T. Sprouse
Bernard Atkinson	Richard W. Dodd	James G. Kelley	Joseph Oberle	Johnny Sprouse
Victor Bacchioni	Gloria M. Domaoal	Andrew Kemper	Cheryl K. Ogden	Dany Srey
Brian Baker	Pamela J. Dotson	Cynthia T. Kennedy	Donald S. O’Kelley	J.C. Staten
Emles Baker	Gregory K. Downs	Jeffrey Keys	Marie N. O’Kelley	Charles Stephens
Cyril T. Ball, Jr.	Tammy Ducker	Myong Suk Kim	Dawn L. Oliver	Angela D. Stevens
Tammy L. Banks	Thomas I. Duerksen	Tong W. Kim	Moises Otero	Charles E. Stevenson
Syl Baranski	Darleeta P. Dukes	Rebecca Kovar	Vann La Oum	Jason Stewart
Earle A. Barnaby	Ginger Dumas	John Kringel	Drew Paradine	Richard Stier
William Barnes	Ed Dunn	James Labate	Young A. Park	Maribel A. Suaste
Louise F. Barnwell	Carol Duprez	Howard Laster	Monica Patrick	William Summers
Aaron Barrick	Yon S. Dy	Wanda G. Ledford	Jennifer Patton	Jeffrey Summerson
Paul Beer	Young How Ea	Brian Levering	Kenneth A. Payne	Pansy S. Suon
Cynthia E. Bell	James K. Eddings	David A. Lewis	Mark Payton	Ralph J. Swafford
Shari A. Benedict	Janet L. Edwards	Ruth Lindsey	Paul C. Pearson	Adnan Syed
Barry Benson	Michael P. Edwards	Eric Liu	Gisela R. Peele	James G. Szala
Mark Benson	Betty K. Elliott	Madeline Liu-Sung	Tara R. Pendley	Michael G. Taft
Ted Bernhardt	C. J. Ellison	Cirilo L. Lopez	Leila M. Penley	Charles Tascarella
Janet K. Black	John W. Falk	Manuel Losada	Nancy Perotto	Gary Taylor
Lorygen C. Blackman	Christine Farino	Terry Losh	Rich Pohland	Michael R. Taylor
Robin K. Blankenbaker	Thelma Fazzini	Salvatore Loverde	Polk, Eric	Geni Thellen
Mertie H. Boling	Marvin Feinblatt	Brett Lucido	Jose F. Portillo	Joseph Thompson
Jessica Bondell	Carol Feldt	Pamela S. Lunsford	Sandra G. Portillo	Kevin G. Tipton
Daniel J. Boone	Cheryl Ferry	Edgar Mackey	Stephanie A. Prince	Sherry Tolan
Wilma M. Boone	Brad Fisher	Andrew Mahan	Maria D. Quintero Torres	Katherine Treadway
Vickie D. Bowlin	Mary O. Floyd	Dmitriy Mamontov	Betty R. Ragan	Victor G. Trejo
Cynthia A. Bradley	Judy Fox	Madina O. Mamontova	Jose O. Ramirez	Arthur G. Truckenbrodt
Ricky J. Branks	Larry F. Frasure	Rita I. Maney	Deborah S. Ramsey	Jo A. Tucker
Cornelia S. Brewer	Mirian I. Fuentes	Jeffrey Marggraf	Tina M. Ranghelli	James Turkowski
Tammy L. Brigman	Anthony Gadzinski	Jose D. Marquez	Alethia G. Raplee	Robert D. Turner
Dale A. Brine	Wayne T. Galloway Sr.	Joseph P. Marra	Gary Rapone	Willard D. Turner
Erik L. Brown	Wilma L. Gentry	Mike Marra	Henry W. Ray	David J. Tuttle
Pamela A. Buckner	Carol A. Getter	Donna H. Martin	Sharon A. Reagan	Christine Tylicki
Derrick Bunnell	David T. Grant	Jeannie Martin	Donna E. Redmon	Michael K. Underwood
Misty R. Campbell	Wayne E. Griffin	Luz M. Martinez	Terry L. Redmon	Diane Uttendorf
Anthony Cantos	Joshua Gronniger	Maria A. Martinez	Mary K. Reynolds	James Uttendorf
Lydia Capo	Delton Gross	Deepak J. Mathew	Jennifer Rhoda	Eric Utzinger
Steven R. Carlson	Barbara J. Gryder	Kerstin Matthews	Rebecca S. Rhodes	Jerry Vecchio
Alexander Carmon	Edwin Guadron	Thomas Mayes, Jr.	Karen Y. Rhymer	Chiquitha Verbick
Susan Cava	Nidia E. Guardado	Mike Mazzie	Darin S. Rice	David R. Vess
Barbara A. Cervantez	Leonardo A. Gutierrez	Gerald McCallum	Sarah P. Rice	Maria F. Villafuerte
Jesse R. Cevering	Nancy Gyorko	Michael McCormick	Bonnie J. Ricks	Cathryn Virzi
Jeremy D. Chambers	Stewart Hale	Isaiah D. McCracken	Lisa S. Ridge	Donald Wade
Andres Chicas	Patricia D. Hamilton	Joann V. McDaniel	Ana L. Rivera	Brian Walsh
Rose Ciechanowicz	Perry B. Hampton	Cynthia R. McDonald	Dokchan D. Roberts	Reashanda M. Walters
Keith P. Clark	Jason Harbert	Edgar G. McGee	Esther F. Roberts	Bryan D. Warren
Margaret I. Coe	Catherine Harris	Lisa B. McGinnis	Letitia S. Robinson	Michael Weiner
Kim Coleman-Potter	Eula M. Hart	William T. McKelvey	Mildred I. Robinson	Maria Weisner
Ted R. Collier	Helen W. Hart	Christopher McKinney	Sheila Robinson	Misun Whang
Lorraine Conetta	Thomas Haynsworth	Peggy A. McMinn	Lisa Rodrigues	Arto J. Wheeler
Chase Conner	Jack E. Hedden	Jennifer Meehan	Ricardo E. Rodriguez	Regina Whitehair
Charles Cooke	Catherine C. Heine	Rebekah Mejia	Nina Romeo	Melissa Wilfong
Linda Coole	Ernest Heitman	Ricardo E. Mendez	Milagro P. Rubio	Josette P. Williamson
William T. Cothran	Crystal S. Hembree	Paul Meringolo	Daphane Rush	Mark Wilson
William Cowie	Wilhelm M. Henkell	Peter Meringolo	Deborah Russo	Raymond Winebrenner
Debra J. Cox	Ross Henline	Deirdre Merlino	Gregory A. Sanders	Ronnie Winebrenner
Rodney Cox	Houston D. Henson	Bill Merrill	Richard Satin	John R. Wyatt
Lucille L. Crump	Michelle F. Henson	James Merritt	Margaret Schochet	Barbara Yutesler
Wilfredo Cruz	Secilia Hernandez Hargueta	Ronnie Merritt	Theresa A. Searcy	Kelly S. Zalme
Gina Curran	Nancy S. Hernandez	Francisca I. Mikolajcyk	Sarah B. Setzer	Lori Zwisler
Dee Cyfers	Tony M. Hibbs	Thomas Miles	Tammy A. Shade
David Dahle	Rhonda M. Hill	Levi Miller	Margaret Shay
Sarah Y. Daniels	Matt Hines	Robert A. Miller	Norman P. Shelenberger

Without the extraordinary efforts of our employees, neither our accomplishments of the past year, nor the promise of what is yet to come, would exist. Their understanding of our priorities, passion and purpose reflect the true measure of their value.

MEDICAL ACTION INDUSTRIES INC.

Executive Offices: 800 Prime Place

Hauppauge, NY 11788

Telephone: (631) 231-4600 ■ Fax: (631) 231-3075

E-mail: mdci@medical-action.com

Web site: www.medical-action.com